EXHIBIT 6

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Freegold Ventures Limited (the “Company”) on Form 20F for the period ended December, 31 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Steve Manz, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 902 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1)

The Report fully complies with the requirement of section 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934; and

2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

“Steve Manz”

___________________________

Steve Manz

Chief Executive Officer